UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 23, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

(1)	GRANT OF SHARE OPTIONS AND
(2)	NON-EXEMPT CONNECTED TRANSACTIONS — PROPOSED GRANT OF RESTRICTED SHARE UNITS TO DIRECTORS

GRANT OF SHARE OPTIONS AND PROPOSED GRANT OF RESTRICTED SHARE UNITS

The Board announces that on 23 May 2018, the Company conditionally granted an aggregate of 337,500 share options under its 2014 Stock Option Plan to subscribe for Ordinary Shares, subject to acceptance of the grantees and compliance with applicable laws and regulations. Among the share options granted, 125,000 share options were granted to Dr. Chen, 125,000 share options were granted to Mr. Tan, and 87,500 share options were granted to Mr. Brown. If any grant of the share options as detailed below has not been accepted by Dr. Chen, Mr. Tan and Mr. Brown or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the relevant grantee would not proceed or become effective for legal and regulatory purposes.

*	For identification purposes only

The Board announces that the Company proposes to grant 337,500 Restricted Share Units under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’approval at the EGM. Among the 337,500 Restricted Share Units to be granted, 125,000 Restricted Share Units will be granted to Dr. Chen, 125,000 Restricted Share Units will be granted to Mr. Tan and 87,500 Restricted Share Units will be granted to Mr. Brown. Each of the Restricted Share Units to be granted to Dr. Chen, Mr. Tan and Mr. Brown represents the right to receive an Ordinary Share on the date it vests. It is intended that 62,500, 62,500, and 25,000 Restricted Share Units to be granted to Dr. Chen, Mr. Tan and Mr. Brown respectively will vest immediately upon their grant. It is intended that 62,500, 62,500, and 62,500 Restricted Share Units to be granted to Dr. Chen, Mr. Tan and Mr. Brown respectively will vest on 1 January 2019.

IMPLICATIONS UNDER THE LISTING RULES

Dr. Chen is a Non-executive Director of the Company, Mr. Tan an Independent Non- executive Director and Mr. Brown is an Independent Non-executive Director of the Company. As such, each of Dr. Chen, Mr. Tan and Mr. Brown is a connected person of the Company. The conditional grant of the share options to Dr. Chen, Mr. Tan and Mr. Brown was approved by the independent non-executive Directors on 7 February 2018 in accordance with Rule 17.04(1) of the Listing Rules and the announcement of the grant of the share options is made pursuant to Rule 17.06A of the Listing Rules. Furthermore, the proposed grant of 337,500 Restricted Share Units and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder) constitutes non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’approval requirements.

GRANT OF SHARE OPTIONS TO DIRECTORS

The Board announces that on 23 May 2018, the Company conditionally granted an aggregate of 337,500 share options under the 2014 Stock Option Plan to subscribe for Ordinary Shares, subject to acceptance of the grantees and compliance with applicable laws and regulations. Among the 337,500 share options granted, 125,000 share options were granted to Dr. Chen, 125,000 share options were granted to Mr. Tan and 87,500 share options were granted to Mr. Brown. If any grant of the share options as detailed below has not been accepted by Dr. Chen, Mr. Tan or Mr. Brown or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the relevant grantee would not proceed or be effective for legal and regulatory purposes. Details of the share options granted are as follows:

Date of grant:	23 May 2018
Exercise price of the share options:

HK$10.512 per Share

(being the higher of (a) the closing market price of the Shares on the Stock Exchange as stated in the daily quotation sheet of the Stock Exchange (the ‘‘Closing Price’’) on 23 May 2018, being HK$10.200 and (b) the average Closing Price for the period from 15 May 2018 to 21 May 2018 (both days inclusive), being HK$10.512)

Number of share options granted:	337,500 share options, of which (i) 125,000 share options were granted to Dr. Chen; (ii) 125,000 share options were granted to Mr. Tan; and (iii) 87,500 share options were granted to Mr. Brown.
Closing price of the Shares on the date of grant:	HK$10.200 per Share
Validity period of the share options:	The share options are valid for a period of 10 years commencing on 23 May 2018, subject to earlier termination as provided under the 2014 Stock Option Scheme and applicable award documents.

PROPOSED GRANT OF RESTRICTED SHARE UNITS TO DIRECTORS

The Board announces that at meeting of the Board held on 7 February 2018, the Board resolved to grant 337,500 Restricted Share Units (the ‘‘Proposed RSU Grants’’) under the 2014 Equity Incentive Plan, subject to the Independent Shareholders’approval at the EGM. Among the 337,500 Restricted Share Units, (i) 62,500 Restricted Share Units, 62,500 Restricted Share Units and 25,000 Restricted Share Units will be granted to Dr. Chen, Mr. Tan and Mr. Brown, respectively, and it is intended that such Restricted Share Units will vest immediately upon their grant, and (ii) 62,500 Restricted Share Units, 62,500 Restricted Share Units and 62,500 Restricted Share Units will be granted to Dr. Chen, Mr. Tan and Mr. Brown, respectively, and it is intended that such Restricted Share Units will vest on 1 January 2019. Each of the Restricted Share Units to be granted to Dr. Chen, Mr. Tan and Mr. Brown represents the right to receive an Ordinary Share on the date it vests.

In accordance with the terms of the 2014 Equity Incentive Plan, the Proposed RSU Grants will be made for no consideration, other than the minimum payment required by the applicable law in the Cayman Islands (which is the par value of the Ordinary Shares to be issued pursuant thereto).

As at the date of this announcement, Dr. Chen is interested in 477,187 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and the 2014 Stock Option Plan and is interested in 162,656 Restricted Share Units granted to him by the Company pursuant to the 2014 Equity Incentive Plan, representing in aggregate approximately 0.0130% of the total issued share capital of the Company. Mr. Tan holds 177,939 Ordinary Shares and is interested in 591,426 share options granted to him by the Company pursuant to the 2004 Stock Option Plan and the 2014 Stock Option Plan, representing in aggregate approximately 0.0156% of the total issued share capital of the Company. As at the date of this announcement, Mr. Brown does not hold any Ordinary Shares or is not interested in any share options of the Company or any Restricted Share Units.

Subject to the grant of the share options becoming effective and the Independent Shareholders’ approval of the Proposed RSU Grants at the EGM and assuming that no further Shares will be issued or repurchased by the Company prior to the date of the EGM, the maximum number of Ordinary Shares that may be issued to Dr. Chen, Mr. Tan and Mr. Brown in accordance with and subject to the terms of the 2014 Stock Option Plan and the 2014 Equity Incentive Plan would be 250,000, 250,000 and 175,000 respectively, representing approximately 0.0051%, 0.0051% and 0.0035% respectively of the total issued share capital of the Company as at the date of this announcement and 0.0051%, 0.0051% and 0.0035% respectively of the enlarged total issued share capital of the Company. The total interests of Dr. Chen, Mr. Tan and Mr. Tudor in the underlying shares of the Company under the 2004 Stock Option Plan, 2014 Stock Option Plan and the 2014 Equity Incentive Plan would represent approximately 0.0180%, 0.0207% and 0.0035%, respectively of the total issued share capital of the Company as at the date of this announcement and 0.0180%, 0.0207% and 0.0035% of the enlarged total issued share capital of the Company.

Based on the closing price of HK$10.200 per Share as quoted on the Stock Exchange on 23 May 2018, the market value of the Restricted Share Units under the Proposed RSU Grants amounts to approximately HK$3,442,500.

REASONS FOR AND BENEFITS OF THE PROPOSED RSU GRANTS

The Proposed RSU Grants are part of the Company’s remuneration system, the purpose of which is to closely align the interests and benefits of and risk sharing among the Shareholders, the Company and the employees in order to maximise the motivation of the Directors.

The Proposed RSU Grants aim to provide sufficient incentives to attract, retain and motivate Dr. Chen, Mr. Tan and Mr. Brown to participate in the continuing operation and long-term development of the Company and to recognise Dr. Chen, Mr. Tan and Mr. Brown’s contributions to the growth of the Company.

Furthermore, there will not be substantial cash outflow by the Company under the Proposed RSU Grants. In this regard, the Directors (excluding the independent non- executive Directors and subject to advice from the Independent Financial Adviser) consider that the terms of the Proposed RSU Grants are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

SPECIFIC MANDATE TO ISSUE NEW ORDINARY SHARES

The new Ordinary Shares to be issued under the Proposed RSU Grants will be issued under the specific mandate granted to the Directors by the Shareholders at the annual general meeting of the Company held on 13 June 2013 for the issue of Shares under the 2014 Equity Incentive Plan. The Listing Committee of the Stock Exchange has previously granted its approval for the listing of, and permission to deal in, Ordinary Shares to be issued under the 2014 Equity Incentive Plan, subject to the fulfilment of all other conditions of the 2014 Equity Incentive Plan. In the context of the grant of Restricted Share Units and issue of Ordinary Shares pursuant thereto under the 2014 Equity Incentive Plan to a director as a connected person, the requirements under Chapter 14A of the Listing Rules would be required to be satisfied, including the obtaining of the approval of the Independent Shareholders. The total number of such new Ordinary Shares which may be issued under the 2014 Equity Incentive Plan will not exceed 80,184,428.

LISTING RULES IMPLICATIONS

Dr. Chen is a Non-executive Director of the Company and each of Mr. Tan and Mr. Brown is an Independent Non-executive Director of the Company. As such, each of Dr. Chen, Mr. Tan and Mr. Brown is a connected person of the Company. The conditional grant of the share options to Dr. Chen, Mr. Tan and Mr. Brown was approved by the independent non-executive Directors (excluding Mr. Tan and Mr. Brown who are the grantees of the share options) on 7 February 2018 in accordance with Rule 17.04(1) of the Listing Rules and the announcement of the grant of the share options is made pursuant to Rule 17.06A of the Listing Rules.

Furthermore, the proposed grant of 337,500 Restricted Share Units and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder) constitutes non-exempt connected transactions of the Company under Chapter 14A of the Listing Rules and are thus subject to reporting, announcement and the Independent Shareholders’ approval requirements. The Company has established the Independent Board Committee to advise the Independent Shareholders in respect of the Proposed RSU Grants and any transactions contemplated thereunder. An Independent Financial Adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed RSU Grants and any transactions contemplated thereunder.

GENERAL

An ordinary resolution will be proposed at the EGM to approve the Proposed RSU Grants and any transactions contemplated thereunder (including the allotment and issue of any new Ordinary Shares thereunder). A circular containing, among other things, details of the Proposed RSU Grants, a letter from the Independent Board Committee and a letter from the Independent Financial Adviser together with the notice convening the EGM will be dispatched to the Shareholders at a later date as more time is required to ascertain the relevant information therein.

INFORMATION ABOUT THE COMPANY

Semiconductor Manufacturing International Corporation (‘‘SMIC’’; NYSE: SMI; SEHK: 981), one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit (IC) foundry and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture 300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

‘‘2004 Stock Option Plan’’	the 2004 stock option plan adopted by the Company by way of a Shareholders’resolution on 16 February 2004 but terminated by the Company on 15 November 2013
‘‘2014 Equity Incentive Plan’’

the 2014 equity incentive plan adopted by the Company pursuant to a resolution passed by the Shareholders at the annual general meeting of the Company held on 13 June 2013 and effective from 15 November 2013 upon its registration with SAFE, a summary of which is set out in the 2015 Annual Report

‘‘2014 Stock Option Plan’’	the 2014 stock option plan adopted by the Company by way of a Shareholders’ resolution on 13 June 2013 which became effective from 15 November 2013
‘‘ADS(s)’’	American depositary share(s) of the Company, each of which represents 5 Ordinary Shares
‘‘Board’’	the board of Directors
‘‘Company’’

Semiconductor Manufacturing International Corporation (中芯國際集成電路製造有限公司*), a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.

‘‘connected person(s)’’	has the same meaning as ascribed to it under the Listing Rules
‘‘Director(s)’’	the director(s) of the Company
‘‘Dr. Chen’’	Dr. Chen Shanzhi, a Non-executive Director of the Company
‘‘EGM’’	the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Proposed RSU Grants and any transactions contemplated thereunder

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong
‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC
‘‘Independent Board Committee’’

an independent committee of the Board comprising all independent non-executive Directors who have no direct or indirect interest in the Proposed RSU Grants, established to advise the Independent Shareholders in respect of the non- exempt connected transactions relating to the Proposed RSU Grants

‘‘Independent Shareholders’’	the Shareholders who are not required under the Listing Rules to abstain from voting at the EGM to approve the non-exempt connected transactions relating to the Proposed RSU Grants
‘‘Listing Rules’’	the Rules Governing the Listing of Securities on the Stock Exchange
‘‘Mr. Brown’’	Mr. William Tudor Brown, an Independent Non-executive Director of the Company
‘‘Mr. Tan’’	Mr. Lip-Bu Tan, an Independent Non-executive Director of the Company
‘‘Ordinary Share(s)’’	the ordinary Share(s) of US$0.004 each in the share capital of the Company
‘‘PRC’’	the People’s Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
‘‘Preferred Share(s)’’	The preferred Share(s) of US$0.004 each in the share capital of the Company
‘‘Restricted Share Units’’

an unsecured promise of the Company to pay eligible individuals a specific number of Ordinary Shares or ADSs, as applicable, on a specified date pursuant to 2014 Equity Incentive Plan, subject to all applicable laws, rules, regulations and the applicable vesting, transfer or forfeiture restrictions as set out in the 2014 Equity Incentive Plan and the applicable award document

‘‘SAFE’’	the PRC State Administration of Foreign Exchange
‘‘Shareholder(s)’’	holder(s) of existing Shares
‘‘Shares’’

shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe for or purchase shares of the Company

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited
‘‘United States’’ or ‘‘U.S.’’	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
‘‘US$’’	United States Dollars, the lawful currency of the United States of America
‘‘%’’	per cent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, 23 May 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

* For identification purposes only